UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-13884

CAMERON INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

5599 San Felipe, 16th Floor

Houston, Texas 77056

(713) 513-2000

(Addresses, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

1.15% notes due 2016

1.4% notes due 2017

6.375% notes due 2018

4.5% notes due 2021

3.6% notes due 2022

4.0% notes due 2023

3.7% notes due 2024

7.0% notes due 2038

5.95% notes due 2041

5.125% notes due 2043

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share:  one

1.15% notes due 2016:  fewer than 300

1.4% notes due 2017:  fewer than 300

6.375% notes due 2018:  fewer than 300

4.5% notes due 2021:  fewer than 300

3.6% notes due 2022:  fewer than 300

4.0% notes due 2023:  fewer than 300

3.7% notes due 2024:  fewer than 300

7.0% notes due 2038:  fewer than 300

5.95% notes due 2041:  fewer than 300

5.125% notes due 2043:  fewer than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Cameron International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAMERON INTERNATIONAL CORPORATION

Date:	April 14, 2016	By:	/s/ Brad Eastman
Brad Eastman
Secretary & General Counsel